United States
                              Securities and Exchange Commission
                                   Washington, D.C. 20549


                                         SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 4)



                        John Hancock Patriot Preferred Dividend Fund
                                     (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013J-10-7
                                        (CUSIP Number)



                                  The Commerce Group Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                        July 24, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 4
                                            AUGUST 6, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             1,944,100
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        1,944,100
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,944,100

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.8%

14.      TYPE OF REPORTING PERSON
          [HC]

CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 4
                                            AUGUST 6, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Preferred Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. The Schedule 13D reports sales of shares rather than purchases.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 7,257,200 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 26.8% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 1,944,100 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 26.8% of the outstanding Shares.

                                                 Shares              Cost

   The Commerce Insurance Company               1,944,100        $21,203,505

                  Totals                        1,944,100        $21,203,505

     (c) During the period from June 27, 2003 through July 24, 2003, the Reporting Person has effected the following sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to June 27, 2003 were reported on previous Schedule 13D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 4
                                            AUGUST 6, 2003




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



AUGUST 6, 2003                         THE COMMERCE GROUP INC.









                                        /s/ Gerald Fels
                                        Gerald Fels
                                        Executive Vice President &
                                        Chief Financial Officer

                                                   ANNEX  A
                                           Item 5 (c) - Information

FROM  06/27/03 - 07/24/03
PPF         41013J-10-7           JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND

COMMERCE INSURANCE COMPANY
    SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
06/27/03        07/02/03          1,000             $13.2397          $    13,199.08
06/27/03        07/02/03          4,600              13.2397               60,715.77
06/27/03        07/02/03          2,700              13.2397               35,637.52
06/27/03        07/02/03          4,500              13.2397               59,395.86
06/27/03        07/02/03            100              13.2397                1,319.91
06/27/03        07/02/03          1,900              13.2397               25,078.25
06/27/03        07/02/03          1,900              13.2397               25,078.25
06/30/03        07/03/03          3,300              13.3009               43,758.92
07/01/03        07/07/03          4,700              13.3151               62,390.04
07/01/03        07/07/03          6,700              13.3151               88,938.99
07/11/03        07/16/03          3,700              13.3700               49,318.68
07/24/03        07/29/03         19,000              13.0500              247,178.40

COMMERCE SALE TOTALS             54,100                               $   712,009.67


AMERICAN COMMERCE INSURANCE CO
     SALES


  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION

06/27/03        07/02/03         15,800             $13.2411              208,567.59

AMERICAN COMMERCE SALE TOTALS    15,800                               $   208,567.59


Page 5 of 6



                                            ANNEX  A
                                 Item 5 (c) - Information (Continued)

FROM  06/27/03 - 07/24/03
PPF         41013J-10-7           JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND


COMMERCE WEST INSURANCE CO
     SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION

06/27/03        07/02/03            100             $13.2169          $    1,317.63
06/27/03        07/02/03          5,900              13.2169              77,740.06
06/27/03        07/02/03            800              13.2169              10,541.03
06/27/03        07/02/03         10,000              13.2169             131,762.81

COMMERCE WEST SALE TOTALS        16,800                               $  221,361.53




CONSOLIDATED SALE TOTALS         86,700                               $1,141,938.79